UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

GCI Liberty, Inc.

(Name of Issuer)

Class A common stock, no par value

Class B common stock, no par value

Series A Cumulative Redeemable Preferred Stock

(Title of Class of Securities)

Class A common stock, no par value: 36164V 305

Class B common stock, no par value: 36164V 404

Series A Cumulative Redeemable Preferred Stock: 36164V 503

(CUSIP Number)

John C. Malone

c/o Liberty Interactive Corporation

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos: Class A common stock: 36164V 305 Class B common stock: 36164V 404 Series A Cumulative Redeemable Preferred Stock: 36164V 503

1.	Names of Reporting Persons John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Class A common stock: 607,022 (2),(3),(4) Class B common stock: 3,954,492 (1),(2) Series A Cumulative Redeemable Preferred Stock: 10

	8.	Shared Voting Power Class A common stock: 0 (3) Class B common stock: 66,683 (1),(5) Series A Cumulative Redeemable Preferred Stock: 0

	9.	Sole Dispositive Power Class A common stock: 607,022 (2),(3),(4) Class B common stock: 3,954,492 (1),(2) Series A Cumulative Redeemable Preferred Stock: 10

	10.	Shared Dispositive Power Class A common stock: 0 (3) Class B common stock: 66,683 (1),(5) Series A Cumulative Redeemable Preferred Stock: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Class A common stock: 607,022 (2),(3),(4) Class B common stock: 4,021,175 (1),(2),(5) Series A Cumulative Redeemable Preferred Stock: 10

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Class A common stock: Less than 1% (6) Class B common stock: 90.3% (6) Series A Cumulative Redeemable Preferred Stock: Less than 1% (6)

14.	Type of Reporting Person (See Instructions) IN

(1)   The Voting Agreement, dated as of April 4, 2017 (the “Voting Agreement”), by and among Liberty Interactive Corporation, a Delaware corporation, GCI Liberty, Inc. (formerly known as General Communication, Inc.), an Alaska corporation (“GCI Liberty”), John C. Malone (“Mr. Malone”) and Mr. Malone’s wife, Mrs. Leslie Malone (“Mrs. Malone”, and together with Mr. Malone, the “Malones”), contains provisions relating to the voting of GCI Liberty’s Class B common stock, no par value (“GLIBB”), beneficially owned by the Malones.  In addition, the Voting Agreement contains certain transfer restrictions on such shares.  Mr. Malone expressly disclaims the existence of, and membership in, a group with any of the other parties to the Voting Agreement.

(2)   Includes 79,243 shares of GCI Liberty’s Class A common stock, no par value (“GLIBA”), and 123,847 shares of GLIBB, held by Mrs. Malone, as to which shares Mr. Malone disclaims beneficial ownership.

(3)   Does not include shares of GLIBA issuable upon conversion of shares of GLIBB beneficially owned by Mr. Malone as noted above; however, if such shares of GLIBA were included, Mr. Malone would have beneficial ownership of 4,628,197 shares of GLIBA, and Mr. Malone’s aggregate beneficial ownership of GLIBA, as a series, would be 4.2%, subject to the relevant footnotes set forth herein.

(4)   Includes (i) 410,146 shares of GLIBA pledged by Mr. Malone to Fidelity Brokerage Services, LLC (“Fidelity”) in connection with a margin loan facility extended by Fidelity to Mr. Malone and (ii) 117,600 shares of GLIBA pledged by the Malones to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) in connection with loan facilities extended by Merrill Lynch to the Malones.

(5)   Includes 66,683 shares of GLIBB held by two trusts (the “Trusts”) which are managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children.  Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts.  Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(6)   For purposes of calculating the beneficial ownership of Mr. Malone, the total number of shares of GLIBA outstanding was 104,548,942, the total number of shares of GLIBB outstanding was 4,455,308, and the total number of shares of Series A Cumulative Redeemable Preferred Stock (“GLIBP”) outstanding was 7,251,436, in each case, as of March 9, 2018, based on information provided by the Issuer.   Each share of GLIBB is convertible, at the option of the holder, into one share of GLIBA.  Shares of GLIBA and GLIBP are not convertible.   Each share GLIBA is entitled to one vote, each share of GLIBB is entitled to ten votes, and each share of GLIBP is entitled to one-third of a vote, in each case, on all matters presented to shareholders of the Issuer for their approval.  Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 26.9% of the voting power with respect to the general election of directors of the Issuer, based on the outstanding shares noted above. See Items 1 and 5.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. )

Statement of

John C. Malone

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

GCI LIBERTY, INC.

Item 1.  Security and Issuer.

John C. Malone (the “Reporting Person” or “Mr. Malone”) is filing this Statement on Schedule 13D (the “Statement”) with respect to the Class A common stock, no par value (“GLIBA”), the Class B common stock, no par value (“GLIBB”, and together with GLIBA, the “Common Stock”), and the Series A Cumulative Redeemable Preferred Stock (“GLIBP”, and together with GLIBA and GLIBB, the “Capital Stock”), of GCI Liberty, Inc. (formerly known as General Communication, Inc.), an Alaska corporation (the “Issuer” or “GCI Liberty”), beneficially owned by the Reporting Person.

The Issuer’s executive officers are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to the shares of GLIBA issuable upon the conversion of shares of GLIBB.  By its terms, each share of GLIBB is convertible into one share of GLIBA at the option of the holder.  Shares of GLIBA and GLIBP are not convertible.  The holders of GLIBA, GLIBB, and GLIBP generally vote together as a single class with respect to all matters voted on by the shareholders of the Issuer.  Shares of GLIBA are entitled to one vote per share, shares of GLIBB are entitled to ten votes per share, and shares of GLIBP are entitled to one-third of a vote per share, in each case, on all matters presented to shareholders of the Issuer for their approval.

Mr. Malone is filing this Statement to report his acquisition of beneficial ownership of shares of GLIBA and GLIBB pursuant to the split-off (the “Split-Off”) of the Issuer from Liberty Interactive Corporation, a Delaware corporation (“Liberty Interactive”), which was completed at 4:01 p.m., New York City time, on March 9, 2018 (the “Split-Off Effective Time”).  Pursuant to the Split-Off, at the Split-Off Effective Time, Liberty Interactive redeemed (a) each outstanding share of its Series A Liberty Ventures common stock, $0.01 par value (“LVNTA”), for one share of GLIBA, with no shares of LVNTA remaining outstanding, and (b) each outstanding share of its Series B Liberty Ventures common stock, $0.01 par value (“LVNTB”, and together with LVNTA, the “Liberty Ventures Common Stock”), for one share of GLIBB, with no shares of LVNTB remaining outstanding.

Item 2. Identity and Background.

(a)-(c)

The Reporting Person is John C. Malone, whose business address is c/o Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.

Mr. Malone is Chairman of the Board and a director of the Issuer.

During the last five years, Mr. Malone has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Malone is a citizen of the United States of America.

Item 3. Source and Amount of Funds

As reported by Liberty Interactive in its Current Report on Form 8-K, filed with the SEC on March 15, 2018 (File No. 001-33982) (the “Liberty 8-K”), Liberty Interactive, Liberty Interactive LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of Liberty Interactive, and GCI Liberty, completed a series of transactions pursuant to the terms of the Agreement and Plan of Reorganization, dated as of April 4, 2017 (as amended by Amendment No. 1 to Reorganization Agreement, dated as of July 19, 2017, and by Amendment No. 2 to Reorganization Agreement, dated as of November 8, 2017, the “Reorganization Agreement”).

As a result of the transactions contemplated by the Reorganization Agreement, all shares of Liberty Ventures Common Stock beneficially owned by Mr. Malone were redeemed for shares of the corresponding class of Common Stock.  In addition, each share of GCI Liberty’s former Class A common stock, no par value, beneficially owned by Mr. Malone (52) had been previously reclassified into one share of GCI Liberty’s former Class A-1 common stock in the Company Reclassification (as defined in the Reorganization Agreement). Such shares were subsequently converted into 0.63 of a share of GLIBA and 0.2 of a share of GLIBP in the Auto Conversion (as defined in the Reorganization Agreement).  See Item 5.

For further information on the transactions contemplated by the Reorganization Agreement, see the Definitive Proxy Statement on Schedule 14A, filed by Liberty Interactive with the SEC on December 29, 2017 (File No. 001-33982), the Current Report on Form 8-K, filed by GCI Liberty with the SEC on March 14, 2018 (File No. 001-38385) and the Liberty 8-K.

The information contained in Items 1 and 6 of this Statement is incorporated herein by reference.

Item 4.  Purpose of Transaction

As set forth above and below, at the Split-Off Effective Time, pursuant to the terms of the Reorganization Agreement, the Reporting Person acquired aggregate beneficial ownership of 607,022 shares of GLIBA, 4,021,175 shares of GLIBB and 10 shares of GLIBP.  Subject to the terms of the Voting Agreement (as defined below) as set forth in Item 6 of this Statement, Mr. Malone holds these shares of Capital Stock for investment purposes.

In accordance with the terms of the Reorganization Agreement, at the Contribution Effective Time (as defined in the Reorganization Agreement), each director in office immediately prior to the Contribution Effective Time on the board of directors of GCI Liberty (the “GCI Liberty Board”) (other than Ronald A. Duncan) resigned as a director (the “resignations”) effective as of the Contribution Effective Time, and, at the Contribution Effective Time, each of John C. Malone, Gregory B. Maffei, Gregg L. Engles, Donne F. Fisher, Richard R. Green and Sue Ann Hamilton were appointed to the GCI Liberty Board (with Ronald A. Duncan continuing to serve on the GCI Liberty Board) to fill the vacancies created by the resignations, with Mr. Malone to serve as the chairperson of the GCI Liberty Board, and with each such director serving until such director’s successor is duly elected and qualified or until such director’s earlier death, incapacitation, retirement, resignation or removal.

In addition, in accordance with the terms of the Reorganization Agreement, effective as of the Contribution Effective Time, GCI Liberty appointed the officers identified by Liberty Interactive, including John C. Malone, as Chairman of the Board, Gregory B. Maffei, as President and Chief Executive Officer, Richard N. Baer, as Chief Legal Officer, Mark D. Carleton, as Chief Financial Officer and Treasurer, and Albert E. Rosenthaler, as Chief Corporate Development Officer.

Furthermore, in accordance with the terms of the Reorganization Agreement, it is expected that the Issuer and GCI Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Issuer (“GCI

Newco”), will enter into an agreement and plan of merger, pursuant to which, upon the satisfaction of certain conditions, including the approval of GCI Liberty’s shareholders, GCI Liberty will merge with and into GCI Newco, with GCI Newco continuing as the surviving corporation in the merger (the “reincorporation merger”), for the limited purposes of changing GCI Liberty’s state of incorporation from Alaska to Delaware, and adopting a new certificate of incorporation and bylaws to account for certain differences in Delaware law as compared to Alaska law.  For more information about the reincorporation merger, see the Preliminary Proxy Statement on Schedule 14A, filed by the Issuer with the SEC on February 26, 2018 (File No. 001-38385).

Other than as set forth in this Statement, Mr. Malone does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Capital Stock, in open market or privately negotiated transactions or pursuant to the exercise of stock options or (ii) to dispose of all or a portion of his holdings of shares of Capital Stock, subject to the terms of the Voting Agreement (as defined below).  In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Capital Stock.

The information contained in Item 6 of this Statement is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

(a)  After giving effect to the Split-Off, Mr. Malone beneficially owns (without giving effect to the conversion of shares of GLIBB into GLIBA) (i) 607,022 shares of GLIBA (including 79,243 shares held by his wife (“Mrs. Malone”) as to which shares Mr. Malone disclaims beneficial ownership), which represents less than 1% of the outstanding GLIBA shares, (ii) 4,021,175 GLIBB shares (including (x) 123,847 shares held by his wife as to which shares Mr. Malone disclaims beneficial ownership and (y) 66,683 shares held by two trusts (the “Trusts”) which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children and as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 90.3% of the outstanding GLIBB shares, and (iii) 10 GLIBP shares, which represent less than 1% of the outstanding GLIBP shares.

The foregoing percentage interests are based on 104,548,942 shares of GLIBA, 4,455,308 shares of GLIBB, and 7,251,436 shares of GLIBP, in each case, outstanding as of March 9, 2018, based on information provided by the Issuer.  Accordingly, the Reporting Person may be deemed to beneficially own voting equity securities representing 26.9% of the voting power with respect to the general election of directors of the Issuer.

(b)  Mr. Malone, and, to his knowledge, his wife, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Capital Stock, subject to the terms of the Voting Agreement.  The Trusts hold 66,683 shares of GLIBB, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership.  To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of GLIBB held by the Trusts (except as expressly set forth herein).

(c) Except as disclosed in this Statement, neither Mr. Malone nor, to his knowledge, Mrs. Malone or the Trusts, has executed any transactions in respect of the Capital Stock within the last sixty days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Voting Agreement

In connection with the Reorganization Agreement, Liberty Interactive, GCI Liberty, Mr. Malone and Mrs. Malone entered into a Voting Agreement (the “Voting Agreement”) with respect to such shareholders’ shares of GLIBB received in the Split-Off (the “Subject Shares”).  Pursuant to the Voting Agreement, Mr. Malone and Mrs. Malone each agreed, among other things and subject to certain conditions, to, at any meeting of shareholders of GCI Liberty called to vote upon the approval of the reincorporation merger, vote all Subject Shares in favor of such transaction, and to vote against certain other matters, so long as such obligations have not terminated in accordance with the terms set forth therein.

From the date of the Voting Agreement until the earlier of (a) the prior agreement of the parties thereto, (b) the termination of the Reorganization Agreement, (c) the date of any material amendment to the Reorganization Agreement, (d) the consummation of the reincorporation merger, or (e) the twelve month anniversary of the Split-Off Effective Time, Mr. Malone and Mrs. Malone have agreed to certain transfer restrictions with respect to their Subject Shares, including (i) restrictions on selling, transferring or disposing of any of their Subject Shares and (ii) restrictions on the ability to enter into voting agreements or to grant proxies or powers of attorney with respect to their Subject Shares, in each case, subject to certain exceptions.  Under the Voting Agreement, Liberty Interactive agreed to pay up to $75,000 of their reasonable out-of-pocket fees and expenses in connection with the Voting Agreement and to indemnify them for losses relating to or arising out of the Voting Agreement, the Reorganization Agreement and the reincorporation merger.

This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 7(a) to this Statement.

Loan Facilities

Of the shares of Capital Stock beneficially owned by Mr. Malone, 410,146 shares of GLIBA are pledged by Mr. Malone to Fidelity Brokerage Services, LLC (“Fidelity”) in connection with a margin loan facility extended by Fidelity to Mr. Malone, and (ii) 117,600 shares of GLIBA are pledged by the Malones to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) in connection with loan facilities extended by Merrill Lynch to the Malones.

Item 7.   Material to be Filed as Exhibits.

7(a)

Voting Agreement, dated as of April 4, 2017, by and among Liberty Interactive Corporation, General Communication, Inc., John C. Malone and Leslie Malone (incorporated by reference to Annex A to the Definitive Proxy Statement on Schedule 14A, filed by Liberty Interactive Corporation with the Securities and Exchange Commission on December 29, 2017 (File No. 001-33982)).*

*Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 16, 2018
Date

/s/ John C. Malone
John C. Malone

EXHIBIT INDEX

7(a)

Voting Agreement, dated as of April 4, 2017, by and among Liberty Interactive Corporation, General Communication, Inc., John C. Malone and Leslie Malone (incorporated by reference to Annex A to the Definitive Proxy Statement on Schedule 14A, filed by Liberty Interactive Corporation with the Securities and Exchange Commission on December 29, 2017 (File No. 001-33982)).*

*Filed herewith.